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Exhibit 99.1

Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2017 and December 31, 2016 and for the
three and six months ended June 30, 2017 and 2016

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	4	$1,045	$1,050
Financial assets	5	385	433
Accounts and other receivable, net	6	2,986	1,703
Inventory, net	7	956	229
Assets held for sale	8	94	264
Other assets	9	534	397
Current assets		6,000	4,076
Financial assets	5	284	106
Accounts and other receivable, net	6	821	94
Other assets	9	78	21
Property, plant and equipment	10	2,388	2,096
Deferred income tax assets		176	111
Intangible assets	11	2,977	371
Equity accounted investments	13	379	166
Goodwill	12	1,289	1,152
Total assets		$14,392	$8,193
Liabilities and equity
Liabilities
Accounts payable and other	14	$4,229	$2,079
Liabilities associated with assets held for sale	8	39	66
Borrowings	16	810	411
Current liabilities		5,078	2,556
Accounts payable and other	14	706	378
Borrowings	16	2,399	1,140
Deferred income tax liabilities		895	81
Total liabilities		$9,078	$4,155
Equity
Limited partners		$1,234	$1,206
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.		1,326	1,295
Interest of others in operating subsidiaries		2,754	1,537
Total equity		5,314	4,038
Total liabilities and equity		$14,392	$8,193

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2017	2016	2017	2016
Revenues	22	$4,870	$2,008	$6,804	$3,685
Direct operating costs	21	(4,673)	(1,865)	(6,547)	(3,434)
General and administrative expenses	22	(76)	(64)	(138)	(126)
Depreciation and amortization expense	22	(88)	(76)	(153)	(148)
Interest expense	22	(50)	(23)	(69)	(47)
Equity accounted income, net		14	20	24	47
Impairment expense, net		(23)	(106)	(30)	(106)
Gain on acquisitions/dispositions, net		9	28	281	28
Other income (expenses), net		(9)	(21)	5	(31)
Income (loss) before income tax		(26)	(99)	177	(132)
Income tax (expense) recovery
Current		(4)	(7)	—	(10)
Deferred		4	15	—	22
Net income (loss)		$(26)	$(91)	$177	$(120)
Attributable to:
Limited partners (1)		$(3)	$(1)	$29	$(1)
Brookfield Asset Management Inc. (2)		—	(30)	—	(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		(3)	(2)	31	(2)
Interest of others in operating subsidiaries		(20)	(58)	117	(82)
		$(26)	$(91)	$177	$(120)
Basic and diluted earnings per limited partner unit	19	$(0.06)	$(0.03)	$0.55	$(0.03)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2017	2016	2017	2016
Net income (loss)		$(26)	$(91)	$177	$(120)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(25)	$(10)	$27	$121
Available-for-sale securities		22	16	(5)	28
Net investment and cash flow hedges		(13)	10	(27)	(15)
Equity accounted investment		(1)	(42)	(1)	(52)
Taxes on the above items		(1)	—	2	5
Total other comprehensive income (loss)		(18)	(26)	(4)	87
Comprehensive income (loss)		$(44)	$(117)	$173	$(33)
Attributable to:
Limited partners (1)		$(2)	$(6)	$37	$(6)
Brookfield Asset Management Inc. (2)		—	(35)	—	15
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		(2)	(7)	40	(7)
Interest of others in operating subsidiaries		(40)	(69)	96	(35)
		$(44)	$(117)	$173	$(33)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners				Redemption-Exchange Units held by Brookfield Asset Management Inc.
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss) (1)	Brookfield Asset Management Inc.	Capital	Retained earnings	Accumulated other comprehensive income (loss)(1)	Limited Partners	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2017	$—	$—	$—	$1,345	$2	$(141)	$1,206	$1,474	$3	$(197)	$1,280	$15	$1,537	$4,038
Net income (loss)	—	—	—	—	29	—	29	—	31	—	31	—	117	177
Other comprehensive income (loss)	—	—	—	—	—	8	8	—	—	9	9	—	(21)	(4)
Total comprehensive income (loss)	—	—	—	—	29	8	37	—	31	9	40	—	96	173
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Distributions (3)	—	—	—	—	(7)	—	(7)	—	(7)	—	(7)	—	(307)	(321)
Acquisition of Interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	1,424	1,424
Other	—	—	—	—	(2)	—	(2)	—	(2)	—	(2)	—	—	(4)
Balance as at June 30, 2017	$—	$—	$—	$1,345	$22	$(133)	$1,234	$1,474	$25	$(188)	$1,311	$15	$2,754	$5,314
Balance as at January 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084
Net income (loss)	(35)	—	(35)	—	(1)	—	(1)	—	(2)	—	(2)	—	(82)	(120)
Other comprehensive income (loss)	—	50	50	—	—	(5)	(5)	—	—	(5)	(5)	—	47	87
Total comprehensive income (loss)	(35)	50	15	—	(1)	(5)	(6)	—	(2)	(5)	(7)	—	(35)	(33)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	120	198
Distributions	(18)	—	(18)	—	—	—	—	—	—	—	—	—	(22)	(40)
Net increase (decrease) in Brookfield Asset Management Inc. investment	13	(8)	5	—	—	—	—	—	—	—	—	—	54	59
Unit issuance / reorganization	$(2,185)	$318	$(1,867)	$1,153	$—	$(131)	$1,022	$1,282	$—	$(187)	$1,095	$15	$—	$265
Balance as at June 30, 2016	$—	$—	$—	$1,153	$(1)	$(136)	$1,016	$1,282	$(2)	$(192)	$1,088	$15	$1,414	$3,533
____________________________________

(1)	See Note 15 for additional information.

(2)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(3)	See Note 14 for additional information on distribution as it relates to interest of others in operating subsidiaries.

(4)	See Note 3 Acquisition of Businesses.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six months ended June 30,
(US$ MILLIONS)	Notes	2017	2016
Operating Activities
Net income (loss)		$177	$(120)
Adjusted for the following items:
Equity accounted income, net		(24)	(47)
Impairment expense, net		30	106
Depreciation and amortization expense		153	148
Gain on acquisitions/dispositions, net		(281)	(28)
Provisions and other items		(9)	73
Deferred income tax expense (recovery)		—	(22)
Changes in non-cash working capital, net	23	(12)	28
Cash from operating activities		34	138
Financing Activities
Proceeds from borrowings, net		725	342
Repayment of borrowings		(426)	(415)
Capital provided by limited partners		—	250
Capital provided by preferred shareholders		—	15
Capital provided by others who have interests in operating subsidiaries		694	118
Capital provided by Brookfield Asset Management Inc.		—	78
Distributions to limited partners and Redemption-Exchange Unitholders		(14)	—
Distributions to others who have interests in operating subsidiaries		(307)	(23)
Distributions to Brookfield Asset Management Inc.		—	(11)
Cash from (used in) financing activities		672	354
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(1,117)	—
Property, plant and equipment and intangible assets		(90)	(77)
Financial assets		(89)	(325)
Dispositions and distributions
Subsidiaries, net of cash disposed		358	—
Property, plant and equipment		12	8
Equity accounted investments		13	113
Financial assets		200	92
Net settlement of foreign exchange hedges		(3)	24
Restricted cash and deposits		6	27
Cash from (used in) investing activities		(710)	(138)
Cash
Change during the period		(4)	354
Impact of foreign exchange on cash		(1)	1
Balance, beginning of year		1,050	354
Balance, end of period		$1,045	$709
Supplemental cash flow information is presented in Note 23

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the
three and six months ended June 30, 2017 and 2016

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016, except for the impact of the adoption of the accounting standards described below and for the impact of accounting policies related to certain assets acquired and liabilities assumed on acquisition of certain businesses during the current period (described further below). The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership's consolidated financial statements as at and for the year ended December 31, 2016. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2016.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on August 4, 2017.

(b)	Continuity of interests
Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the spin-off of the Business to holders of Brookfield's Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership's and Brookfield's accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the spin-off.
To reflect this continuity of interests these unaudited interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the spin-off and the execution of several new and amended agreements

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

including management service and relationship agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries have been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner and redemption-exchange unitholders on and after June 20, 2016.
Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these unaudited interim consolidated financial statements and are considered to be forgiven at the time the transaction, are recorded and reflected as a "Net increase/(decrease) in Brookfield Asset Management Inc. investment". "Net increase/(decrease) in Brookfield Asset Management Inc. investment" as shown in the unaudited interim condensed consolidated statements of changes in equity represents the parent company's historical investment in the partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the unaudited interim condensed consolidated statements of cash flow as a financing activity and in the unaudited interim condensed consolidated statements of financial position as "Equity attributable to Brookfield Asset Management Inc."

(c)	Inventories
Inventories, with the exception of certain fuel inventories, are valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Change in fair value less costs to sell, are recognized in the unaudited interim condensed consolidated statement of operating results through direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.

(d)	Renewable Transport Fuel Obligation (RTFO)
Under the UK government's Renewable Transport Fuel Obligation ("RTFO") Order, which regulates biofuels used for transport and non road mobile machinery, our UK road fuel service operation is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.
Certificates generated or purchased during the year which will be used to settle the current obligation are recognized in inventory at the lower of cost and net realizable value. Where certificates are generated, cost is deemed to be the average cost of blending biofuels during the year in which the certificates are generated.
Certificates held for sale to third parties are recognized in inventory at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity. Changes in market prices of the certificates and the quantity of tickets considered to be realizable through external sales are recognized immediately in the unaudited condensed consolidated statement of operating results. Certificates for which no active market is deemed to exist are not recognized.
The liability associated with the obligations under the RTFO Order is recognized in the year in which the obligation arises and is valued by reference to either the cost of generating the certificates which will be surrendered to meet the obligation or the expected future cash outflow where the obligation is settled. The liability is recorded in accounts payable and other.

(e)	Intangible assets
Intangible assets acquired in a business combination and recognized separately from goodwill are    initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of water and sewage concession

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

rights, computer software, trademarks, distribution networks, patents, product development, customer relationships and technology and know-how costs.
Subsequent to the initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

Water and sewage system	Up to 50 years
Concession right and client portfolio	Up to 50 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents, trademarks and proprietary technology	Up to 40 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

Services concessions arrangements which provides the partnership the right to charge users for the services are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements. Water and sewage system and concession right and client portfolio were acquired as part of the acquisition of BRK Ambiental Participações S.A. (“BRK Ambiental”), the Brazilian water, wastewater and industrial water and sewerage services company and were initially recognized at their fair values. Further information on the acquisition is available in Note 3.

(f)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the partnership and the revenue and costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

The partnership recognizes revenue when the specific criteria have been met for each of the partnership's activities as described below. Cash received by the partnership from customers is recorded as deferred revenue until revenue recognition criteria are met.

(i)	Business Services

Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.

(g)	Future Changes in Accounting Policies

(i)	Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. The partnership has developed a detailed transition plan to implement IFRS 15. The partnership has substantially completed the assessment phase and has also commenced the impact assessment. The

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

partnership has concluded on a preliminary basis to use the modified retrospective approach on transition date, in which a cumulative catch-up adjustment will be recorded through equity upon initial adoption. Additionally, the partnership continues to monitor international developments of the standard as a component of our impact evaluation.

(ii)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership is at the assessment phase and has compiled an inventory of all of its financial instruments. The partnership has started to identify where change in classification for certain financial assets will be required on transition.

(iii)	Leases
IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

(g)	New Accounting Policies adopted

(i)	Income taxes
In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments did not have a significant impact on the unaudited interim condensed consolidated financial statements.

(ii)	Disclosures — Statement of cash flows
In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will be applied to the annual consolidated financial statements with no comparatives required.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 3. ACQUISITION OF BUSINESSES (Continued)

(a)	Acquisitions completed in the six months ended June 30, 2017
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services(1)	Industrial Operations(1)
Cash	$77	$383
Contingent consideration	10	—
Total Consideration (2)	$87	$383

(US$ MILLIONS)
Cash and cash equivalents	29	296
Accounts receivable and other	1,184	978
Inventory	650	10
Equity accounted investments	125	106
Property, plant and equipment	156	177
Intangible assets	212	2,522
Goodwill	82	14
Deferred income tax assets	9	50
Financial assets	106	—
Other assets	—	67
Accounts payable and other	(1,745)	(229)
Borrowings	(210)	(1,468)
Deferred income tax liabilities	(52)	(786)
Net assets acquired before non-controlling interest	546	1,737
Non-controlling interest (3) (4)	(459)	(1,354)
Net Assets Acquired	$87	$383
________________

(1)	The initial fair values of all acquired assets, liabilities and goodwill for this acquisition have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest which represents the interest of institutional investors.

(3)	Non‑controlling interest, which represents the interest of others in operating subsidiaries, recognized on business combinations, were measured at fair value for Business Services.

(4)
Non‑controlling interest, which represents the interest of others in operating subsidiaries, recognized on business combinations, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for the Industrial Operations - BRK Ambiental.

Industrial Operations
BRK Ambiental
On April 25, 2017, the partnership acquired, in partnership with institutional investors, a 70% interest in BRK Ambiental, a water, wastewater and industrial water treatment business in Brazil, which had a 12.5% economic interest in BRK Ambiental - Ativos Maduros S.A. (“OAMA”), an industrial water treatment business, which is accounted for by BRK Ambiental using the equity method. Subsequently, on May 30, 2017, the partnership acquired, in partnership with institutional investors, the remaining 87.5% interest in OAMA and began consolidating the businesses. On acquisition of BRK Ambiental, the 12.5% interest in OAMA

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 3. ACQUISITION OF BUSINESSES (Continued)

was re-measured at fair value as part of the purchase price allocation. Given the brief duration of time between the two closing dates, no remeasurement gain or loss was recognized.
On acquisition of the businesses, the partnership had a 26% economic interest and a 70% voting interest, which provides us with control. Accordingly, the partnership consolidates the business for financial statement purposes. Acquisition costs of $10 million were expensed at the acquisition dates and recorded as other expenses on the unaudited interim condensed consolidated statement of operating results. Goodwill of approximately $14 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from the combined operations for the three and six months ended June 30, 2017, includes $33 million of revenue and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $100 million for the six months ended June 30, 2017 and net income of approximately $13 million attributable to the partnership for the six months ended June 30, 2017.
Business Services
Greenergy
On May 10, 2017, the partnership acquired, in partnership with institutional investors, a 85% interest in Greenergy Fuels Holdings Ltd. ("Greenergy") a UK road fuel business for consideration of $78 million attributable to the partnership. On acquisition, the partnership had a 14% economic interest and a 85% voting interest in this business, which provides us with control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.
The contingent consideration contemplates potential earn outs based on reaching specific EBITDA targets over the next five years, as well as achieving certain cash distribution and investment targets. Possible undiscounted earn outs payable ranges from $6 to $10 million. As of the acquisition date, the partnership has recorded contingent consideration of $10 million.
Prior to closing the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $12 million, on closing. The partnership had elected to recognize and accordingly reclassify the associated gains from other comprehensive income and include them in the initial fair value of net asset acquired.
Acquisition costs of $6 million were expensed at the acquisition dates and recorded as other expenses on the unaudited interim condensed consolidated statement of operating results. Goodwill of $73 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the three and six months ended June 30, 2017 includes $398 million of revenue and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $1,345 million for the six months ended June 30, 2017 and net income of approximately $2 million attributable to the partnership for the six months ended June 30, 2017.
Other
On June 19, 2017, one of the partnership's subsidiaries acquired a real estate brokerage operation in Quebec, Canada for total consideration of approximately $9 million attributable to the partnership. On acquisition, the partnership had a 100% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of less than $0.1 million were expensed at the acquisition date and recorded as other expenses on the unaudited interim condensed consolidated statement of operating results.
Goodwill of $9 million was acquired, which represents the synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 3. ACQUISITION OF BUSINESSES (Continued)

The partnership’s results from operations for the three and six months ended June 30, 2017 include immaterial amounts of revenue and net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $5 million for the six months ended June 30, 2017 and net income of approximately $1 million attributable to the partnership for the six months ended June 30, 2017.

(b)	Acquisitions completed in the six months ended June 30, 2016
There were no acquisitions during the six months ended June 30, 2016.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2017:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,045	$1,045
Accounts receivable, net (current and non-current) (1)	67	—	3,740	3,807
Other assets (current and non-current) (2)	—	—	314	314
Financial assets (current and non-current) (4)	34	378	257	669
Total	$101	$378	$5,356	$5,835
Financial liabilities
Accounts payable and other (3)	$106	—	$4,606	$4,712
Borrowings (current and non-current)	—	—	3,209	3,209
Total	$106	$—	$7,815	$7,921
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $298 million.

(3)	Excludes provisions and decommissioning liabilities of $223 million.

(4)	Refer to Hedging Activities in note 4(a) below.
Included in cash and cash equivalents as at June 30, 2017 is $442 million of cash (December 31, 2016: $519 million) and $603 million of cash equivalents (December 31, 2016: $531 million) which includes $388 million on deposit with Brookfield (December 31, 2016: $519 million), as described in Note 17.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The fair value of all financial assets and liabilities as at June 30, 2017 were consistent with carrying value with the exception of the borrowings at one of our industrial operations, where fair value determined using Level 1 inputs was $214 million (December 31, 2016: $204 million) versus a book value of $225 million (December 31, 2016: $221 million).
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,050	$1,050
Accounts receivable, net (current and non-current) (1)	42	—	1,755	1,797
Other assets (current and non-current) (2)	—	—	309	309
Financial assets (current and non-current) (4)	34	432	73	539
Total	$76	$432	$3,187	$3,695
Financial liabilities
Accounts payable and other (3)	$32	—	$2,222	$2,254
Borrowings (current and non-current)	—	—	1,551	1,551
Total	$32	$—	$3,773	$3,805
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $109 million.

(3)	Excludes provisions and decommissioning liabilities of $203 million.

(4)	Refer to Hedging Activities in note 4(a) below.

(a)Hedging Activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2017, unrealized pre-tax net losses of $15 million and $46 million (June 30, 2016: $10 million pre-tax net gain and a $15 million pre-tax net loss, respectively) were recorded in other comprehensive income respectively for the effective portion of hedges of net investments in foreign operations. As at June 30, 2017, there was an unrealized derivative asset balance of $1 million (December 31, 2016: $21 million) and derivative liability balance of $16 million (December 31, 2016: $1 million) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts and foreign exchange contracts to hedge highly probable future acquisitions. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2017, unrealized pre-tax net gains of $2 million and $19 million (June 30, 2016: $nil and $nil, respectively) were recorded in other comprehensive income, respectively for the effective portion of cash flow hedges. As at June 30, 2017, there was an unrealized derivative asset balance of $7 million (December 31, 2016: $nil) and derivative liability balance of $nil (December 31, 2016: $12 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(b)Fair Value Hierarchical Levels — Financial Instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $134 million (December 31, 2016: $108 million) of financial assets and $66 million (December 31, 2016: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the three and six month period ended June 30, 2017. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2017 and December 31, 2016:

	June 30, 2017			December 31, 2016
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$256	$—	$—	$192	$—	$—
Corporate bonds	—	—	—	143	—	—
Accounts receivable	—	67	—	—	42	—
Loans and notes receivable	—	—	1	—	—	8
Derivative assets	11	11	11	—	23	9
Other financial assets	—	—	122	—	—	91
	$267	$78	$134	$335	$65	$108
Financial liabilities
Derivative liabilities	$1	$25	$—	$—	$32	$—
Other financial liabilities	$—	$14	$66	$—	$—	$—
	$1	$39	$66	$—	$32	$—

The following table presents the change in the balance of financial assets classified as Level 3 as at June 30, 2017:

(US$ MILLIONS)	June 30, 2017
Balance at beginning of year	$108
Fair value change recorded in net income	(5)
Fair value change recorded in other comprehensive income	$5
Additions	30
Disposals	(4)
Balance at end of period	$134

(c)Offsetting of Financial Assets and Liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2017, $20 million gross, of financial assets (December 31, 2016: $20 million) and $9 million gross, of financial liabilities (December 31, 2016: $11 million) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Current
Marketable securities (1)	$256	$335
Restricted cash	89	71
Derivative contracts	32	23
Loans and notes receivable	8	4
Total current	$385	$433
Non-current
Marketable securities (1)	$1	$—
Restricted cash	81	—
Derivative contracts	1	9
Loans and notes receivable	79	6
Other financial assets	122	91
Total non-current	$284	$106
____________________________________

(1)
During the three and six month period ended June 30, 2017, the partnership recognized $6 million and $39 million respectively (June 30, 2016: $28 million and $28 million), of net gains on disposition of marketable securities.

NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Current, net	$2,986	$1,703
Non-current, net
Retainer on customer contract	121	94
Billing rights	700	—
Total Non-current, net	$821	$94
Total	$3,807	$1,797
The increase in accounts and other receivable, net from December 31, 2016 is primarily attributable to the acquisitions in our business services and industrial operations segments during the six months ended June 30, 2017. This accounts for a $1,868 million movement in accounts receivable as at June 30, 2017 compared to December 31, 2016.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial asset from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Current
Raw materials and consumables	$150	$75
Fuel products	477	—
Work in progress	76	59
RTFO certificates (1)	226	—
Finished goods other (2)	27	95
Carrying amount of inventories	$956	$229
____________________________________

(1)
$49 million of RTFO certificates are held for trading and recorded at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(2)
Finished goods other inventory is mainly composed of properties acquired in our real estate services business as well as some finished goods inventory in the industrials, construction and energy segments.

The increase in inventory from December 31, 2016 is primarily attributable to an acquisition in our business services segment, which accounts for $703 million of the increase in inventory as at June 30, 2017 compared to December 31, 2016.
NOTE 8.    ASSETS HELD FOR SALE
The following table presents the assets and liabilities that are classified as held for sale as at:

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Cash and cash equivalents	$—	$8
Accounts receivable, net	13	56
Inventory	32	75
Property, plant and equipment	49	58
Intangible assets and goodwill	—	67
Assets held for sale	$94	$264

Liabilities classified as held for sale	$39	$66
Industrial Operations - Graphite electrode business
During the three and six month period ended June 30, 2017, our graphite electrodes business within our industrial operations segment recorded a $3 million and $10 million charge to align the carrying value of the assets to estimated fair value. In July 2017, the assets were sold for proceeds consistent with the estimated fair value of $28 million.
Industrial Operations - Infrastructure support manufacturing
During the three and six month period ended June 30, 2017, our infrastructure support manufacturing business sold assets held for sale for proceeds of $16 million and $27 million, respectively.
Industrial Operations - Bath and shower products manufacturing
In January 2017, together with institutional partners, the partnership completed the sale of its bath and shower products manufacturing business for proceeds of $357 million after transaction costs and other items, with an associated gain of $5 million and $233 million recorded during the three and six months ended June 30, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 8.    ASSETS HELD FOR SALE (Continued)

Energy - Oil and natural gas business
During the three and six month period ended June 30, 2017, our oil and natural gas business within our energy segment recorded a $23 million and $23 million charge, respectively, to align the carrying value of assets to the estimated fair value. Management is actively seeking and negotiating with potential buyers and expects to complete the sale of the assets during the year ending December 31, 2017.
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Current
Work in progress (Note 15)	$314	$309
Prepayments and other assets	220	88
Total current	$534	$397
Non-current
Prepayments and other assets	$78	$21
Total non-current	$78	$21
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Gross Carrying Amount:
Beginning Balance	$2,849	$2,959
Additions	70	134
Disposals	(10)	(113)
Acquisitions through business combinations	333	—
Transfers and assets reclassified as held for sale (1)	(185)	(197)
Net foreign currency exchange differences	97	66
Ending Balance	$3,154	$2,849
Accumulated Depreciation and Impairment
Beginning Balance	(753)	(595)
Depreciation/depletion/impairment expense	(128)	(216)
Disposals	7	14
Transfers and assets reclassified as held for sale (1)	137	59
Net foreign currency exchange differences	(29)	(15)
Ending Balance	$(766)	$(753)
Net Book Value	$2,388	$2,096
____________________________________

(1)	See Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Gross Carrying Amount:
Beginning Balance	$554	$628
Additions, net	18	18
Acquisitions through business combinations	2,734	36
Assets reclassified as held for sale	—	(130)
Net foreign currency exchange differences	(101)	2
Ending Balance	$3,205	$554
Accumulated Amortization and Impairment
Beginning Balance	(183)	(183)
Amortization expense	(41)	(52)
Assets reclassified as held for sale	—	52
Net foreign currency exchange differences	(4)	—
Ending Balance	$(228)	$(183)
Net Book Value	$2,977	$371
NOTE 12.    GOODWILL

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Balance at beginning of period	$1,152	$1,124
Acquisitions through business combinations	96	39
Impairment losses	—	(3)
Assets reclassified as held for sale	—	(4)
Foreign currency translation	41	(4)
Balance at end of period	$1,289	$1,152

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Balance at beginning of year	$166	$492
Acquisitions through business combinations	231	—
Dispositions (1)	—	(289)
Share of net income	24	68
Share of other comprehensive income	(1)	(79)
Distributions received	(36)	(25)
Foreign currency translation	(4)	(1)
Non-cash additions	(1)	—
Balance at end of period	$379	$166
____________________________________

(1)
Dispositions of equity accounted investments in 2016 relates to the sell down and reorganization of our Western Australia energy operations during the year. As a result, the partnership now consolidates a smaller portion of the interest of the institutional investors resulting in a decrease in the balance of equity accounted investment and a corresponding decrease in the interest of others.

The increase in equity accounted investment from December 31, 2016 is primarily attributable to acquisitions during the six month period ended June 30, 2017 for $231 million.
For the six month period ended June 30, 2017, the partnership received distributions of $36 million, mainly due to a distribution of $25 million from our equity accounted investment within the energy segment during the first quarter.
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Current:
Accounts payable	$1,405	$1,325
Accrued and other liabilities (1)(2)	2,444	476
Work in progress (Note 15)	331	239
Provisions and decommissioning liabilities	49	39
Total current	$4,229	$2,079
Non-current:
Accounts payable	$111	$91
Accrued and other liabilities (2)	400	123
Work in progress (Note 15)	21	—
Provisions and decommissioning liabilities	174	164
Total non-current	$706	$378
____________________________________

(1)	Includes bank overdrafts.

(2)
Includes defined benefit pension obligation of $45 million ($1 million current and $44 million non-current) and post-retirement benefits obligation of $27 million ($2 million current and $25 million non-current).

The increase in accounts payable and other from December 31, 2016 is primarily attributable to the acquisitions in our business services    and industrial operations segments during the six months ended June 30, 2017. This accounts for a $2,335 million movement in accounts payable and other as at June 30, 2017 compared to December 31, 2016.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Contract costs incurred to date	$11,510	$9,761
Profit recognized to date (less recognized losses)	643	498
	12,153	10,259
Less: progress billings	(12,191)	(10,189)
Contract work in progress (liability)	$(38)	$70
Comprising:
Amounts due from customers — work in progress (current)	$314	$309
Amounts due to customers — creditors (current)	(352)	(239)
Net work in progress	$(38)	$70
NOTE 16.    BORROWINGS
Current and non-current borrowings as at June 30, 2017 were $3,209 million (December 31, 2016: $1,551 million). The increase of $1,658 million is primarily attributable to acquisition of businesses within both our business services and industrial operations segments.
With the acquisition in our business services segment, the partnership acquired $58 million of borrowings in the form of long-term shareholder loan notes, which are repayable in 2027 and bear interest at 8%. The loans are repayable to the institutional investors and reinvesting management.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.
As described in Note 17, the partnership entered into a credit agreement with Brookfield ("Brookfield Credit Agreements") for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding the acquisitions and investments. As at June 30, 2017, the credit facilities under the Brookfield Credit Agreements remain undrawn.
The partnership has revolving credit facilities for an aggregate of $150 million with a group of US and Canadian banks. The facilities have terms of two years and are available to fund acquisitions and for general corporate purposes. The revolver bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or base rate or prime rate plus 1.75%. As at June 30, 2017, the facilities remain undrawn and the partnership was in compliance with all covenants.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.
NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at June 30, 2017, $nil was drawn on the credit facilities under the Brookfield Credit Agreements (December 31, 2016: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and
NOTE 17.    RELATED PARTY TRANSACTIONS (Continued)

The partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns a market rate interest. As at June 30, 2017, $388 million was on deposit in relation to this agreement and was included in cash and cash equivalents. For the three and six months ended June 30, 2017, the partnership earned interest income of $1 million and $3 million, respectively, on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three and six month period ended June 30, 2017 was $7 million and $13 million, respectively (June 30, 2016: less than $1 million, less than $1 million, respectively).
The partnership entered into a number of hedges of net investments in foreign operations with Brookfield. For the three and six months ended June 30, 2017, unrealized gains of $5 million (June 30, 2016: $8 million gain) and unrealized losses of $9 million (June 30, 2016: $1 million loss), respectively, and realized losses of $nil (June 30, 2016: $nil) and $6 million (June 30, 2016: $nil), respectively, associated with these hedges were recorded in the statement of comprehensive income. The total amount recorded as a financial asset as at June 30, 2017 is $2 million (December 31, 2016: $12 million) and the total amount recorded as a financial liability as at June 30, 2017 is $nil (December 31, 2016: $nil).

(b)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Transactions during the period:
Construction revenues	$83	$93	$161	$158

(US$ MILLIONS)	June 30, 2017	December 31, 2016
Balances at end of period:
Accounts receivable	$50	$97
Accounts payable and other	$57	$47
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the partnership's derivative positions were as follows as at:

(US$ MILLIONS)	Note	June 30, 2017	December 31, 2016
Foreign exchange contracts (1)		$843	$761
Commodity contracts	(a)	—	—
		$843	$761
____________________________________

(1)	Notional amounts are presented on a net basis for those derivative instruments that are offset.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

(a)	Commodity Contracts
The partnership held the following commodity swap contracts as at June 30, 2017:

(US$ MILLIONS)	Total Volume	Weighted average price range	Remaining term	Fair market value asset (liability)
Commodity swap - natural gas	327,013 Mcf/d	(USD$/Mcf) - $1.95-$2.43	July 2017 - Mar 2019	$9
Commodity swap - palladium	49,500 Ounces	(USD$/Oz) - $784-$845	July 2017 - Oct 2017	(1)
Commodity swap - ethanol	9,000 m3	(USD$/m3) - $528-$654	July 2017 - Mar 2018	1
Commodity swap - ethanol	26,927,000 gallons	(USD$/gal) - $1.41-$184	July 2017 - Apr 2019	2
Commodity swap - gas oil	443,000 mt	(USD$/mt) - $3.75-$536.75	July 2017 - Mar 2018	4
				$15
NOTE 19.    EQUITY
For the three and six month period ended June 30, 2017, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $7 million and $14 million, respectively, or approximately $0.0625 per partnership unit (2016: $nil and $nil, respectively). For the three and six month period ended June 30, 2017, the partnership distributed to others who have interests in the operating subsidiaries $84 million and $307 million, respectively, primarily related to the sale of the bath and shower products manufacturing business and dividend income (June 30, 2016: $2 million and $22 million, respectively).
There was no change in the number of units issued and outstanding during the six month period ended June 30, 2017.

(a)	Earnings per limited partner unit
Net income/(loss) attributable to limited partnership unitholders was $3 million net loss and $29 million net income for the three and six month period ended June 30, 2017, respectively. The weighted average number of limited partnership units was 52 million for the three and six month period ended June 30, 2017.
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	19	—	(11)	8
Balance as at June 30, 2017	$(129)	$4	$(8)	$(133)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Unit issuance / reorganization	(127)	(9)	5	(131)
Other comprehensive income (loss)	(4)	(2)	1	(5)
Balance as at June 30, 2016	$(131)	$(11)	$6	$(136)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	20	—	(11)	9
Balance as at June 30, 2017	$(185)	$2	$(5)	$(188)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Unit issuance / reorganization	(181)	(13)	7	(187)
Other comprehensive income (loss)	(3)	(3)	1	(5)
Balance as at June 30, 2016	$(184)	$(16)	$8	$(192)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(c)	Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Balance as at Unit issuance/reorganization	308	22	(12)	318
Balance as at June 30, 2016	$—	$—	$—	$—
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016

NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three and six months ended June 30, 2017, and June 30, 2016 by nature:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cost of sales	$4,278	$1,531	$5,786	$2,772
Compensation	369	330	729	656
Property taxes, sales taxes and other	26	4	32	6
Total	$4,673	$1,865	$6,547	$3,434
Inventories recognized as expense during the three and six month period ended June 30, 2017 amounted to $2,479 million and $2,657 million, respectively (June 30, 2016: $293 million and $530 million).
NOTE 22.    SEGMENT INFORMATION
Our operations are organized into five operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 22.    SEGMENT INFORMATION (Continued)

	Three Months Ended June 30, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$1,125	$3,273	$64	$406	$2	$4,870
Direct operating costs	(1,104)	(3,207)	(45)	(316)	(1)	(4,673)
General and administrative expenses	(11)	(30)	(4)	(22)	(9)	(76)
Equity accounted Company EBITDA (3)	—	11	12	1	—	24
Company EBITDA attributable to others (4)	—	(26)	(12)	(53)	—	(91)
Company EBITDA	10	21	15	16	(8)	54
Realized disposition gain, net	—	1	—	8	—	9
Interest expense	—	(9)	(7)	(34)	—	(50)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (3)	—	—	(1)	—	—	(1)
Current income taxes	2	(4)	—	(5)	3	(4)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	—	8	4	23	—	35
Company FFO (1)	12	17	11	8	(5)	43
Depreciation and amortization expense (2)						(88)
Impairment expense, net						(23)
Other income (expense), net						(9)
Deferred income taxes						4
Non-cash items attributable to equity accounted investments (3)						(9)
Non-cash items attributable to others (4)						76
Net income (loss) attributable to unitholders (1)						$(6)
____________________________________

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders.

(2)
For the three month period ended June 30, 2017, depreciation and amortization by segment is as follows: Construction Services $7 million, Business Services $13 million, Energy $24 million, Industrial Operations $44 million.

(3)	The sum of these amounts equate to equity accounted income of $14 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $20 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 22.    SEGMENT INFORMATION (Continued)

	Six Months Ended June 30, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$2,141	$3,889	$133	$637	$4	$6,804
Direct operating costs	(2,124)	(3,790)	(96)	(535)	(2)	(6,547)
General and administrative expenses	(22)	(53)	(8)	(37)	(18)	(138)
Equity accounted Company EBITDA (3)	—	15	26	1	—	42
Company EBITDA attributable to others (4)	1	(40)	(24)	(51)	—	(114)
Company EBITDA	(4)	21	31	15	(16)	47
Realized disposition gain, net	2	6	36	237	—	281
Interest expense	—	(13)	(13)	(43)	—	(69)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (3)	—	—	(2)	—	—	(2)
Current income taxes	12	(4)	(1)	(13)	6	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(1)	11	(20)	(109)	—	(119)
Company FFO (1)	9	21	31	87	(10)	138
Depreciation and amortization expense (2)						(153)
Impairment expense, net						(30)
Other income (expense), net						5
Deferred income taxes						—
Non-cash items attributable to equity accounted investments (3)						(16)
Non-cash items attributable to others (4)						116
Net income (loss) attributable to unitholders (1)						$60
____________________________________

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders.

(2)
For the six months ended June 30, 2017, depreciation and amortization by segment is as follows: Construction Services $12 million, Business Services $22 million, Energy $50 million, Industrial Operations $69 million.

(3)	The sum of these amounts equate to equity accounted income of $24 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $117 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 22.    SEGMENT INFORMATION (Continued)

	Three Months Ended June 30, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$1,119	$482	$63	$344	$—	$2,008
Direct operating costs	(1,082)	(429)	(44)	(309)	(1)	(1,865)
General and administrative expenses	(10)	(26)	(4)	(24)	—	(64)
Equity accounted Company EBITDA (2)	—	7	39	—	—	46
Company EBITDA attributable to others (3)	—	(14)	(38)	(7)	—	(59)
Company EBITDA	27	20	16	4	(1)	66
Realized disposition gain	—	—	19	9	—	28
Interest expense	(1)	(3)	(7)	(12)	—	(23)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (2)	—	—	(5)	—	—	(5)
Current income taxes	(1)	(4)	—	(2)	—	(7)
Company FFO attributable to others (net of Company EBITDA attributable to others) (3)	—	2	(6)	3	—	(1)
Company FFO (4)	25	15	17	2	(1)	58
Depreciation and amortization expense (1)						(76)
Impairment expense, net						(106)
Other income (expense), net						(21)
Deferred income taxes						15
Non-cash items attributable to equity accounted investments (2)						(21)
Non-cash items attributable to others (3)						118
Net income (loss) attributable to parent (4)						$(33)
____________________________________

(1)
For the three month period ended June 30, 2016, depreciation and amortization by segment is as follows; Construction Services $5 million, Business Services $9 million, Energy $29 million, Industrial Operations $33 million.

(2)	The sum of these amounts equate to equity accounted income of $20 million

(3)	Total cash and non-cash items attributable to the interest of others equals net loss of $58 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Company FFO and net income attributable to parent includes net income and Company FFO attributable to the parent company prior to the spin-off on June 20, 2016.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 22.    SEGMENT INFORMATION (Continued)

	Six Months Ended June 30, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$2,007	$933	$129	$616	$—	$3,685
Direct operating costs	(1,938)	(847)	(87)	(561)	(1)	(3,434)
General and administrative expenses	(20)	(50)	(8)	(48)	—	(126)
Equity accounted Company EBITDA (2)	—	10	98	—	—	108
Company EBITDA attributable to others (3)	—	(20)	(93)	(3)	—	(116)
Company EBITDA	49	26	39	4	(1)	117
Realized disposition gain	—	—	19	9	—	28
Interest expense	(1)	(7)	(15)	(24)	—	(47)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (2)	—	—	(11)	—	—	(11)
Current income taxes	(1)	(6)	(1)	(2)	—	(10)
Company FFO attributable to others (net of Company EBITDA attributable to others) (3)	—	4	4	10	—	18
Company FFO (4)	47	17	35	(3)	(1)	95
Depreciation and amortization expense (1)						(148)
Impairment expense, net						(106)
Other income (expense), net						(31)
Deferred income taxes						22
Non-cash items attributable to equity accounted investments (2)						(50)
Non-cash items attributable to others (3)						180
Net income (loss) attributable to parent (4)						$(38)
____________________________________

(1)
For the six month period ended June 30, 2016, depreciation and amortization by segment is as follows; Construction Services $10 million, Business Services $17 million, Energy $60 million, Industrial Operations $61 million.

(2)	The sum of these amounts equate to equity accounted income of $47 million.

(3)	Total cash and non-cash items attributable to the interest of others equals net loss of $82 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Company FFO and net income attributable to parent includes net income and Company FFO attributable to the parent company prior to the spin-off on June 20, 2016.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 22.    SEGMENT INFORMATION (Continued)

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at June 30, 2017 and December 31, 2016:

	As at June 30, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Total assets	$2,497	$4,212	$1,382	$5,891	$410	$14,392

	As at December 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Total assets	$2,275	$1,690	$1,596	$2,047	$585	$8,193
NOTE 23.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended
(US$ MILLIONS)	June 30, 2017	June 30, 2016
Interest (received) paid	$41	$12
Income taxes (received) paid	$20	$5
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended
(US$ MILLIONS)	June 30, 2017	June 30, 2016
Accounts receivable	$10	$(128)
Inventory	(32)	27
Prepayments and other	22	(19)
Accounts payable and other	(12)	148
Changes in non-cash working capital, net	$(12)	$28
NOTE 24.    SUBSEQUENT EVENTS

(a)	Distribution
On August 4, 2017, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2017 to unitholders of record as at the close of business on August 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017 and December 31, 2016 and for the three and six months ended
June 30, 2017 and 2016
NOTE 24.    SUBSEQUENT EVENTS (Continued)

On August 4, 2017, the Board of Directors also approved the incentive distribution of $6.3 million per unit, or $25 million in total, payable on September 29, 2017 to the Special LP unitholders as the volume-weighted average price of the partnership's stock price exceeded the initial threshold of $25.00 as at June 30, 2017.

(b)	Acquisition of Loblaw's gas station operation
On July 17, 2017, together with institutional partners, the partnership acquired 100% of Loblaw's gas station operations in Canada. The gas station network is one of the largest in Canada and includes 213 retail gas stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores across the country. The transaction provides for a purchase price of approximately C$540 million. The gas stations will be rebranded as Mobil as part of an agreement with Imperial Oil, marking the introduction of the Mobil fuel brand into Canada. The rebranding is expected to commence by early fall. The gas stations will continue to allow customers to collect PC points through Loblaw's PC Plus loyalty program and by using PC Financial products.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

(c)	Acquisition of 60% Teekay Offshore Partners LP
On July 27, 2017, together with institutional partners, the partnership announced that it has entered into an agreement to acquire 60% of Teekay Offshore Partners L.P. (NYSE: TOO) ("Teekay Offshore"), a leading global provider of marine services and solutions focused on production and logistics to the offshore oil industry. Teekay Offshore is a publicly traded subsidiary of Teekay Corporation (NYSE: TK), one of the world’s largest marine energy transportation, storage and production companies.
Brookfield’s total investment is expected to be approximately $750 million. As part of the transaction, Teekay Corporation will be co-investing alongside Brookfield and will retain a 14% ownership of Teekay Offshore.
Brookfield will also acquire 49% of Teekay Offshore GP L.L.C. ("TOO GP"), the general partner of Teekay Offshore, and Teekay Corporation will continue to hold 51% of TOO GP. As part of the transaction, Brookfield has the option to acquire an additional 2% of TOO GP subject to the satisfaction of certain conditions. The transaction is expected to close in third quarter of 2017.

(d)	Successful proponent by Ontario Lottery and Gaming Corporation
On August 8, 2017, Great Canadian Gaming Corporation ("Great Canadian") (TSX: GC) and the partnership, together with its institutional partners, announced that they have been selected as the successful proponent by the Ontario Lottery and Gaming Corporation ("OLG") to operate certain gaming facilities in the Greater Toronto Area (the "GTA Bundle").
    Great Canadian and the partnership will invest through a newly formed partnership, Ontario Gaming GTA LP ("GTA Gaming"), with Great Canadian and Brookfield each holding a 49% interest in GTA Gaming. Clairvest Group Inc. will hold a 2% interest. As a result of this award, Great Canadian and the partnership will acquire all the gaming assets in the GTA Bundle through a transition and asset purchase agreement with OLG, and will have the exclusive right to operate these assets for a minimum period of 22 years. Great Canadian will operate the gaming facilities within the GTA Bundle on behalf of GTA Gaming. The transaction, which is expected to close in early 2018, is subject to regulatory approvals and other customary conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management's discussion and analysis of our operating results and financial condition, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of the partnership as at June 30, 2017 and December 31, 2016, and results of operations for the three month and six month periods ended June 30, 2017 and 2016. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2017 and December 31, 2016, and for the three and six month periods ended June 30, 2017 and June 30, 2016, or the interim financial statements. This MD&A was prepared as of August 11, 2017. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to rules and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Forward-Looking Statements
This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negative of those terms or other comparable terminology.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	volatility in oil and gas prices;

•	capital expenditures required in connection with finding, developing or acquiring additional reserves;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partner units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at June 30, 2017, Brookfield holds an approximate 75% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The GP Units, LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2016 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.

For periods prior to the spin-off on June 20, 2016, the partnership's results represented a carve out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to the partnership and included allocations of general corporate expenses of the pre-spin-off business. These expenses, prior to the spin-off, relate to certain operational oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included, as appropriate, in the partnership's consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly traded company for the periods presented. Subsequent to the spin-off, the partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related to are now provided through the Master Services Agreement with Brookfield.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) construction services, (ii) business services, (iii) energy, (iv) industrial operations, and (v) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have five operating segments which are organized based on how management views business activities within particular sectors:

i.	Construction services, which include construction management and contracting services;

ii.	Business services, including residential real estate services, road fuel distribution, facilities management, logistics and financial advisory services;

iii.	Energy operations, including oil and gas production, and related businesses;

iv.	Industrial operations, including select manufacturing, mining, and distribution operations; and

v.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $14.4 billion as at June 30, 2017 and of total revenues of $4.9 billion for the three months ended June 30, 2017.

Construction Services
Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia, the United Kingdom and the Middle East, and are impacted by the fluctuation in their respective currencies. Given the cyclical nature of the construction industry and because a significant portion of our revenue is generated from large projects, the results from our construction operations can fluctuate quarterly and annually, depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Business Services
We provide a variety of business services, such as facilities management, road fuel distribution, commercial and residential real estate services and employee relocation services, as well as financial advisory services. Our business services operations are typically defined by medium to long-term customer relationships.
The majority of our revenue in this segment is generated from our road fuel distribution business, with our facilities management and relocation businesses also contributing significant revenues. Our road fuel distribution business is the largest provider of road fuels in the United Kingdom with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as this business is obligated for the tax and passes this cost to the customer. This flow through duty amount is recorded gross within revenues and direct costs, without impact on the margin generated by the business. The acquisition of this road fuel distribution business was completed on May 10, 2017.
Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. Through our relocation business, we provide global employee relocation and related services to individuals and institutions and earn various fees by managing the process of employee relocation, home sale and expense management on behalf of our clients.
Our business services segment also includes a financial advisory services business, specializing in real estate, infrastructure and service sectors and provides M&A advisory, debt placement, project finance, asset brokerage and structured transaction services. Our financial advisory business operates globally with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Energy
Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Our energy business also includes energy-related service operations in Canada.
Our Canadian properties produce approximately 48,000 barrels of oil equivalent per day, or BOE/D, 95% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however; we aim to enter into contracts to hedge production, when appropriate.
Our Western Australian properties were acquired in June 2015, and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 50,000 BOE/D, and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices; however, for our natural gas production we aim to enter into long-term contracts and have hedged our shorter life conventional oil production through to the first quarter of 2018. As at June 30, 2017, we had 121 million barrels of oil equivalent, or MMBOE of total company oil and gas reserves (not the partnership's net equity interest) under long-term contracts or financially hedged.
In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
Industrial Operations
Our industrial operations are focused on manufacturing, mining and distribution activities in a variety of businesses. On April 25, 2017, we acquired a controlling stake in the largest private water company in Brazil. The company is comprised of water and sewage treatment operations and holds long-term, inflation-adjusted concession contracts with municipalities throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, supporting strong and stable returns.
In January 2017, we completed the sale of our bath and shower products manufacturing products business. We acquired this business just prior to the U.S. housing crisis and repositioned the company by appointing a new management team, redefining strategy, reducing costs, and focusing on new product development.
Our industrial operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials, as well as needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently streamlining our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products, such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.
In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As at May 29, 2017, the LDI mine had an estimated 38.5 million tonnes total proven and probable reserves with an average grade of 2.25 g/t palladium. The LDI mine has announced a new life of mine plan which increases production to an estimated 214,400 payable ounces of palladium per year over a 9.5 year mine life. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are the key events in the development of our business since March 31, 2017:
During the second quarter, together with our institutional partners, we invested approximately $1 billion to acquire a 70% controlling stake in the largest private water company in Brazil. FI-FGTS, the investment arm of Brazil's Employees' Severance Guarantee Fund, continues to own the remaining 30% interest in the business. The partnership's share at closing is approximately $340 million for an ownership interest of 26%. A future payment to the seller of up to R$350 million (approximately $105 million at the current exchange rate) may be made should the business achieve certain performance milestones in the three years after acquisition. In addition, we purchased a direct interest in a joint venture in related assets for $116 million, with the partnership's share being $43 million. The new company, "BRK Ambiental", comprises water and sewage treatment operations serving approximately 15 million people in Brazil. The company has long-term, inflation-adjusted concession contracts with municipalities from which we expect to generate long-term cash flows.
On May 10, 2017, together with institutional partners, we acquired an 85% controlling stake in Greenergy Fuels Holdings Ltd. (“Greenergy”), with the remaining 15% held by the company’s management team. Greenergy is a leading provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. Greenergy is also the U.K.’s largest provider of biodiesel with annual production capacity of over 300 kT. The partnership's share of the equity commitment is approximately £36 million ($45 million), representing an economic ownership in the company of 14%.
Subsequent to quarter-end, together with institutional partners, we closed the acquisition of the 213 stations and associated convenience kiosks of Loblaw Companies Limited (“Loblaw”) for approximately C$540 million. The partnership's share of the equity investment was approximately $43 million for approximately 25% ownership interest in the business. We plan to grow this business, which already benefits from significant scale and strong customer loyalty, through the PC Plus loyalty program, by rebranding to the Mobil fuel brand and by further building out this network.

Subsequent to quarter-end, together with our institutional partners, we entered into a definitive agreement to acquire a 60% interest of Teekay Offshore Partners L.P. ("Teekay Offshore") for a total investment of approximately $750 million. This includes an equity investment of $610 million and the acquisition of a $200 million loan from Teekay Corporation. Teekay Offshore is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation, maintenance and safety services to the oil industry. As a fee-based business focused on critical services, Teekay Offshore has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. Our investment will strengthen Teekay Offshore’s balance sheet thereby positioning Teekay Offshore to better service its customers and to take advantage of future growth opportunities, primarily several growth projects in late stages of completion.
Outlook
As at July 18, 2017
Our operations are primarily located in Canada, the United States, Australia, Europe, South America and the Middle East. We completed our first acquisition in South America during the quarter. With the acquisition of BRK Ambiental we now have material operation in an emerging market, Brazil. We actively review opportunities in regions and sectors where we can buy for value.
Detailed below is a high level overview of our key geographies and commodities exposure.
United States: Real Gross Domestic Product (GDP) grew by an estimated 2.9% in the second quarter of 2017 and is estimated to grow in the range of 2.0% to 3.0% in 2017. Consumption growth slowed in the first quarter, contributing just 0.8 basis points (bps), but is expected to rebound in the second quarter along with investment growth.
The Federal Reserve increased rates by another 25bps in June 2017 to 1.25% and anticipates one more increase of 25 bps in 2017. The unemployment rate declined to 4.4% and was accompanied by strong job growth.
Canada: GDP grew by an estimated 2.2% in the second quarter of 2017 and is estimated to grow in the range of 2.0% to 2.5% in 2017. Job growth has risen back to 350,000 year-over-year, close to the high of 370,000 in 2013. Policy tightening is back on the Bank of Canada’s radar in order to slow the growth of household debt. A housing price correction and NAFTA re-negotiations remain potential risks in 2017. The Bank of Canada also raised its policy rate 25 bps to 0.75% due to strong economic performance and concerns over rising household debt.
Australia: GDP grew by an estimated 1.6% in the second quarter of 2017 and is estimated to grow in the range of 2.0% to 3.0% in 2017. Annual job growth increased from 1.0% to 1.5% over the last quarter driven by new full-time positions. Australia household leverage is still among the highest in the world, with A$72 billion in foreign investment in 2016, which combined with low income growth, poses significant risk to the housing market.
United Kingdom: GDP grew by an estimated 1.7% in the second quarter of 2017 and is estimated to grow in the range of 1.5% to 2.0% in 2017. With the economy approaching full employment, wage growth has returned to 2.0%-2.5%. If the economy continues to outperform, inflationary pressures could grow stronger, forcing the Bank of England to begin tightening monetary policy. The Conservative Party was also significantly weakened by the election results and now relies on Northern Ireland’s Democratic Unionist Party to maintain a majority in parliament. This reliance is expected to lead to a softer form of Brexit than originally planned.
Eurozone: GDP grew by an estimated 1.9% in the second quarter of 2017 and is estimated to grow in the range of 1.5% to 2.0% in 2017. Recovery in consumer credit, a decrease in unemployment and a corresponding increase in consumption across the Eurozone have been the main growth drivers, particularly in Spain and Portugal as well as a rebound in France. Risks relating to the future of the EU exists from elections in Germany and Italy, but the skepticism has diminished after Emmanuel Macron was elected in France.
Brazil: GDP grew by 0.5% in the first quarter, an official exit from recession, although real GDP is still estimated at a contraction of 0.1% in the second quarter. The target rate was cut by 200 bps in the second quarter to 10.25%. The key risks in Brazil remain political as Michel Temer became the first sitting president in Brazil to be criminally charged, which pushed the currency lower and government yields higher.
Commodities: Henry Hub prices were stable at $3/MMBTu in the second quarter of 2017. U.S. gas production increased just over 1% quarter-over-quarter, supported by increased drilling activity and growing oil production, which ultimately leads to growing associated gas production. Iron ore prices were weaker in the second quarter of 2017, trading down below $55/t before recovering to near $65/t in late June, down from a high of $95/t during the first quarter. Oil: Prices were down to $45/barrel at the end of the second quarter of 2017 from $50 in the first quarter as OPEC announced a 9 month extension in May of their original

6 month production cut. U.S. production growth accelerated since the end of 2016 and is now rising at 0.5 million barrels per day month-over-month, the same pace it rose from 2012 to 2015.
Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three and Six Months Ended June 30, 2017 and 2016
The table below summarizes our results of operations for the three and six months ended June 30, 2017 and 2016. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended June 30,		Six Months Ended June 30,

(US$ Millions), except per unit amounts	2017	2016	2017	2016
Revenues	$4,870	$2,008	$6,804	$3,685
Direct operating costs	(4,673)	(1,865)	(6,547)	(3,434)
General and administrative expenses	(76)	(64)	(138)	(126)
Depreciation and amortization expense	(88)	(76)	(153)	(148)
Interest expense	(50)	(23)	(69)	(47)
Equity accounted income, net	14	20	24	47
Impairment expense, net	(23)	(106)	(30)	(106)
Gain (loss) on acquisitions/dispositions, net	9	28	281	28
Other income (expenses), net	(9)	(21)	5	(31)
Income (loss) before income tax	(26)	(99)	177	(132)
Current income tax (expense) recovery	(4)	(7)	—	(10)
Deferred income tax (expense) recovery	4	15	—	22
Net income (loss)	$(26)	$(91)	$177	$(120)
Attributable to:
Limited partners (1)	$(3)	$(1)	$29	$(1)
Brookfield Asset Management (2)	—	(30)	—	(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management (1)	(3)	(2)	31	(2)
Interest of others in operating subsidiaries	(20)	(58)	117	(82)
	$(26)	$(91)	$177	$(120)
Basic and diluted earnings per limited partner unit	$(0.06)	$(0.03)	$0.55	$(0.03)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.
For the three months ended June 30, 2017, we reported a net loss of $26 million, with $6 million of net loss attributable to unitholders. This compares to a net loss of $91 million, with $33 million of net loss attributable to the parent company, for the three months ended June 30, 2016. The net loss during the three months ended June 30, 2016 was primarily attributable to an impairment charge related to the sale of non-core assets at our graphite electrode manufacturing operations. During the three months ended June 30, 2017, lower results in our construction services segment were partially offset by an increased contribution from our industrial operations segment due to the acquisition of BRK Ambiental in April 2017, as well as improved performance from our graphite electrode manufacturing business and our palladium mining operation. In addition, higher interest expense, due to the inclusion of borrowing costs related to the two acquisitions during the quarter and $23 million of impairment recorded on an investment in our energy segment which we are in the process of selling, also decreased net income for the three months ended June 30, 2017.
For the six months ended June 30, 2017, we reported net income of $177 million, with $60 million of net income attributable to unitholders. In January 2017, we sold our bath and shower products manufacturing business, recognizing a net gain on the disposition of $233 million. This compares to a net loss of $120 million, with $38 million of the net loss attributable to the parent company, for the six months ended June 30, 2016. The net loss during the three months ended June 30, 2016 was primarily attributable to an impairment charge related to non-core assets held for sale at our graphite electrode manufacturing operations.
Revenue
For the three months ended June 30, 2017, revenue increased by $2,862 million, to $4,870 million, compared to $2,008 million during the three months ended June 30, 2016. The increase in revenues was primarily due to the acquisition of Greenergy during the quarter. Greenergy is the largest supplier of road fuels in the United Kingdom. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2017, revenue increased by $3,119 million, to $6,804 million, compared to $3,685 million during the six months ended June 30, 2016. The increase in revenues for the six months ended June 30, 2017 reflect similar variations as those described above, primarily related to our acquisition of Greenergy. Revenue also increased in our business services segment, relative to the same period in the prior year, as we benefited from the acquisitions of a Canadian facilities management business and a U.S. data center facilities manager in the second half of 2016. Revenue in our construction services operations increased by $134 million for the six months ended June 30, 2017, when compared to the same period in the prior year, as we continue to turn over a higher level of activity and maintain a consistent backlog.
Direct Operating Costs
For the three months ended June 30, 2017, direct operating costs increased by $2,808 million, to $4,673 million from the same period in the prior year. The increase in direct operating costs is primarily related to the acquisition of Greenergy. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2017, direct operating costs increased by $3,113 million, to $6,547 million from $3,434 million. The increase was primarily related to our acquisition of Greenergy. Our construction services segment also contributed to this increase, as direct operating costs increased by $186 million, compared to the six months ended June 30, 2016, due to the higher level of activity and as a result of margin compression on projects. Our facilities management business within our business services operations also contributed to the increase as direct operating costs increased in line with revenues. This was partially offset by a decrease in direct operating costs in our industrial operations segment, due to the sale of our bath and shower products manufacturing business in January 2017, which had contributed $125 million of direct costs during the six months ended June 30, 2016.
General and Administrative Expenses
For the three months ended June 30, 2017, general and administrative, or G&A, expenses increased by $12 million to $76 million from $64 million. G&A expenses increased due to the acquisitions of BRK Ambiental and Greenergy during the second quarter of 2017, which contributed an aggregate of $14 million to G&A expenses. In addition, management fees and corporate expenses of $9 million were recorded for the three months ended June 30, 2017, which were not incurred in the prior year, as these expenses relate to periods post spin-off. The increase was partially offset by the sale of our bath and shower products manufacturing business in January 2017.
For the six months ended June 30, 2017, G&A expenses increased by $12 million to $138 million from $126 million. G&A expenses increased due to the acquisitions during the second quarter of 2017, and due to management fees and corporate expenses of $18 million being recorded for the six months ended June 30, 2017. These expenses were not incurred in the prior year because they relate to periods post spin-off. The increase was partially offset by the sale of our bath and shower products manufacturing business, which had contributed approximately $16 million to G&A expenses for the six months ended June 30, 2016.
Depreciation and Amortization Expense
Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our industrial operations and energy segments. The D&A expense from our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and our water distribution, collection and treatment operation. The D&A in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or

NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the three months ended June 30, 2017, D&A increased by $12 million compared to the three months ended June 30, 2016. The increase in D&A was mainly due to the acquisition of BRK Ambiental and Greenergy during the second quarter of 2017, partially offset by certain assets being classified as held for sale in our graphite electrode manufacturing business in the second quarter of 2016, which, as a result, were not depreciated during the three months ended June 30, 2017. The increase in D&A was further offset by a reduction in depletion expense at our Canadian energy operations, due to an increase in the size of our reserve base resulting from the oil and gas reserve update completed in the fourth quarter of 2016.
For the six months ended June 30, 2017, D&A increased by $5 million compared to the six months ended June 30, 2016. The increase in D&A is due to similar variations described for the three months ended June 30, 2017.
Interest Expense
For the three months ended June 30, 2017, interest expense increased by $27 million when compared to the three months ended June 30, 2016. The increase is due to an inclusion of borrowing costs related to the acquisitions of BRK Ambiental and Greenergy, which contributed an aggregate of $26 million to interest expense.
For the six months ended June 30, 2017, the interest expense was $69 million, an increase of $22 million when compared to the six months ended June 30, 2016. The increase is primarily due to the aforementioned two new acquisitions during the second quarter of 2017.
Equity Accounted Income
For the three months ended June 30, 2017, equity accounted income decreased by $6 million relative to the same period in the prior year. The income was largely contributed from our Western Australia energy operation, which we acquired in June 2015. The contribution from this operation decreased compared to the same period in the prior year primarily due to the reorganization of the ownership group and a partial sell down to institutional partners in the latter half of 2016. The decrease was partially offset by a higher contribution from our residential real estate brokerage operations.
For the six months ended June 30, 2017, equity accounted income decreased by $23 million relative to the same period in the prior year. Similar to the three months ended June 30, 2017, the income was largely contributed from our Western Australia energy operation. The decrease is primarily due to the aforementioned reorganization and a partial sell down to institutional partners in the latter half of 2016.
Gains on Acquisitions/Dispositions, net
For the three months ended June 30, 2017, we recorded a net gain on acquisitions and dispositions of $9 million. The gain was primarily from the industrial operations segment where we sold investment securities and recognized an additional gain on the release of escrow funds on the sale of our bath and shower products manufacturing business during the quarter.
For the six months ended June 30, 2017, we recorded a net gain on dispositions of $281 million. These gains were primarily related to the sale of our bath and shower products manufacturing business in January 2017, in which we realized a gain of $233 million, or $92 million attributable to unitholders, before taxes. We also disposed of debt securities held as available for sale investments in our energy segment for a realized gain of $36 million in the first current quarter of 2017, or $10 million attributable to unitholders, before taxes. Within our industrial operations segment, we sold non-core facilities of our infrastructure support business and recognized a realized gain of $5 million, or $1 million attributable to unitholders, before taxes during the three months ended March 31, 2017. For the three and six months ended June 30, 2016, we recorded a net $28 million gain primarily related to the sale of investment securities in our energy and industrial operations segments.
Other Income (Expenses), net
For the three months ended June 30, 2017, other expenses of $9 million primarily related to unrealized fair value adjustments in our industrial operations and business services segments. During the three months ended June 30, 2016, other expenses of $21 million primarily related to an unrealized loss on a hedge in our Canadian energy operations, partially offset by an unrealized gain on an investment within our industrial operations segment.
For the six months ended June 30, 2017, other income of $5 million primarily related to unrealized gains on hedges in our Canadian energy operations, which were partially offset by a loss on revaluation of an investment security within our energy segment and the aforementioned unrealized fair value adjustments in both our industrial operations and business services segments. During the six months ended June 30, 2016, other expenses of $31 million primarily related to unrealized losses on the hedges in our Canadian energy operations.

Income Tax Expense
For the three months ended June 30, 2017, the current income tax expense was $4 million, compared to a $7 million current income tax expense for the same period in 2016. The deferred income tax in the quarter was a recovery of $4 million, compared to a $15 million deferred income tax recovery for the same period in 2016. The change in total tax expense to $nil for the three months ended June 30, 2017 compared to a total tax recovery of $8 million for the three months ended June 30, 2016 was primarily attributable to the higher pre-tax net loss that occurred during the three months ended June 30, 2016.
Our effective tax rate for the three months ended June 30, 2017 was 1%, while our composite income tax rate was 27%. Our consolidated net income includes income attributable to non‑controlling ownership interests in flow through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 10% reduction in our effective tax rate. A further 17% reduction in our effective tax rate was driven by the non-recognition of the benefit of current year tax losses primarily incurred in our industrials segment.
For the six months ended June 30, 2017, the current income tax was $nil, compared to a $10 million current income tax expense for the same period in 2016. The deferred income tax in the quarter was $nil, compared to a $22 million deferred income tax recovery for the same period in 2016. The change in total tax expense to $nil for the six months ended June 30, 2017 compared to a total tax recovery of $12 million for the six months ended June 30, 2016 was primarily attributable to the pre-tax net loss that occurred during the six months ended June 30, 2016.

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ Millions), except per unit amounts	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Revenues	$4,870	$1,934	$2,232	$2,043	$2,008	$1,677	$2,087	$1,891
Direct operating costs	(4,673)	(1,874)	(2,064)	(1,889)	(1,865)	(1,569)	(1,909)	(1,716)
General and administrative expenses	(76)	(62)	(72)	(70)	(64)	(62)	(68)	(67)
Depreciation and amortization expense	(88)	(65)	(67)	(71)	(76)	(72)	(70)	(73)
Interest expense	(50)	(19)	(19)	(24)	(23)	(24)	(29)	(16)
Equity accounted income (loss), net	14	10	(7)	28	20	27	(35)	30
Impairment expense, net	(23)	(7)	(155)	—	(106)	—	(7)	(88)
Gain on acquisitions/dispositions	9	272	—	29	28	—	—	—
Other income (expense), net	(9)	14	9	11	(21)	(10)	21	66
Income (loss) before income tax	(26)	203	(143)	57	(99)	(33)	(10)	27
Current income tax (expense)/recovery	(4)	4	(7)	(8)	(7)	(3)	(17)	(11)
Deferred income tax (expense)/recovery	4	(4)	16	3	15	7	(14)	(1)
Net income (loss)	$(26)	$203	$(134)	$52	$(91)	$(29)	$(41)	$15
Attributable to:
Limited partners	$(3)	$32	$(5)	$9	$(1)	$—	$—	$—
Brookfield Asset Management Inc.	—	—	—	—	(30)	(5)	2	20
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	(3)	34	(6)	11	(2)	—	—	—
Interest of others	(20)	137	(123)	32	(58)	(24)	(43)	(5)
Net income (loss)	$(26)	$203	$(134)	$52	$(91)	$(29)	$(41)	$15
Basic and diluted earnings (loss) per limited partner unit	$(0.06)	$0.61	$(0.13)	$0.22	$(0.03)
Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically within our energy and industrial operations segments. Seasonality primarily affects our construction operations, and some of our business services operations. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	$1,045	$1,050
Financial assets	669	539
Accounts receivable, net	3,807	1,797
Inventory and other assets	1,568	647
Assets held for sale	94	264
Property, plant and equipment	2,388	2,096
Deferred income tax assets	176	111
Intangible assets	2,977	371
Equity accounted investments	379	166
Goodwill	1,289	1,152
Total assets	$14,392	$8,193
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$4,935	$2,457
Liabilities associated with assets held for sale	39	66
Borrowings	3,209	1,551
Deferred income tax liabilities	895	81
Total liabilities	$9,078	$4,155
Equity
Limited partners	$1,234	$1,206
General partner	—	—
Brookfield Asset Management Inc.	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,326	1,295
Interest of others in operating subsidiaries	2,754	1,537
Total equity	5,314	4,038
Total liabilities and equity	$14,392	$8,193
Financial Assets
Financial assets increased by $130 million from $539 million as at December 31, 2016, to $669 million as at June 30, 2017. The increase was primarily due to the acquisitions within our business services and industrial operations segments, partially offset by the disposition of investment securities in our energy segment.
The following table presents financial assets by segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
June 30, 2017	$49	$316	$193	$111	$—	$669
December 31, 2016	$70	$128	$324	$17	$—	$539

Accounts Receivable
Accounts receivable increased by $2,010 million from $1,797 million as at December 31, 2016, to $3,807 million as at June 30, 2017. The increase was primarily related to the acquisitions of BRK Ambiental and Greenergy, which together accounted for $1,868 million of the increase. The increase is also due to higher receivables in our construction services operation and our facilities management business, due to higher activity and project volumes, as well as the acquisitions completed in our facilities management business in late 2016. The increase in this balance was partially offset by the settlement of securities sold in late 2016.
Inventory and Other Assets
Inventory and other assets increased by $921 million from $647 million as at December 31, 2016, to $1,568 million as at June 30, 2017. The change in the balance is primarily related to the acquisition of BRK Ambiental and Greenergy, which accounted for $894 million of the increase. The Greenergy inventory and other assets balance included fuel inventories and Renewable Transport Fuel Obligation ("RTFO") certificates. RTFO's are generated on the blending of biofuel into the fuel Greenergy supplies, and these certificates can be sold to other oil companies.
Assets Held for Sale
Assets held for sale were $94 million as at June 30, 2017, compared to $264 million as at December 31, 2016. In January 2017, we closed the sale of our bath and shower products manufacturing operations which resulted in a decrease of assets held for sale of $171 million. The balance as at June 30, 2017 relates to a business within our energy segment that we are in the process of selling and certain non-core operations within our graphite electrode manufacturing business. We started exploring strategic exits for non-core assets in our graphite electrode business in the first quarter of 2016 and sold a portion of these assets during the fourth quarter of 2016. We continue to negotiate with potential buyers for the remaining non-core assets.
Property, Plant & Equipment
PP&E is primarily related to our industrial services and energy operations segments. The PP&E balance of $2,388 million as at June 30, 2017, is an increase of $292 million when compared to $2,096 million as at December 31, 2016. The increase was primarily related to the acquisitions of BRK Ambiental and Greenergy, which were completed during the three months ended June 30, 2017 and contributed an aggregate of $327 million to this balance. This was offset by a reduction in the PP&E balance in our energy operations as at June 30, 2017, resulting from assets being classified as held for sale.
Intangible Assets
Intangible assets are primarily related to our industrial operations and business services segments. Intangible assets increased by $2,606 million, from $371 million as at December 31, 2016, to $2,977 million as at June 30, 2017. The increase in intangible assets was primarily due to the acquisition of BRK Ambiental, which had $2,413 million of intangible assets, primarily comprised of concession agreements, and Greenergy, which had $206 million of intangible assets, primarily comprised of customer relationships and technology. This increase was partially offset by the amortization of intangibles within our graphite electrode manufacturing operation.
Equity Accounted Investment
Equity accounted investments increased by $213 million, from $166 million as at December 31, 2016 to $379 million as at June 30, 2017, primarily due to the acquisitions of BRK Ambiental and Greenergy, which were completed during the quarter and contributed an aggregate of $228 million to this balance.
Goodwill
Goodwill increased by $137 million from $1,152 million as at December 31, 2016, to $1,289 million as at June 30, 2017. This increase was primarily due to the acquisition of Greenergy and due to the effect of fluctuations in the foreign exchange rates on the conversion of our construction services and facilities management operations.
Accounts Payable and Other
Accounts payable and other increased by $2,478 million from $2,457 million as at December 31, 2016, to $4,935 million as at June 30, 2017. The increase was primarily related to the acquisitions of BRK Ambiental and Greenergy, which increased the balance in aggregate by $2,335 million. The Greenergy accounts payable balance included flow through taxes and duties payable to the government of the U.K. In addition, higher contract volumes and increased activity at our construction services operation increased the balance by approximately $160 million. This increase was partially offset by a decrease at our financial advisory services from reduced activity during the quarter, and the classification of a business within our energy segment as held for sale.

Borrowings
Borrowings are discussed in the "Liquidity and Capital Resources" section of this MD&A.
Equity Attributable to Unitholders
As at June 30, 2017, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold, based on the volume weighted average price of $25/unit. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.
The Board of Directors approved a $25 million incentive distribution payment, or $6.3 million per Special LP unit, to Brookfield, payable on September 29, 2017, as the market value of our units exceeded the incentive distribution threshold of $25/unit. The incentive distribution threshold is now reset at $26.17/unit.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for our units. Under the NCIB, our Board of Directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 2, 2016, or 2,192,264 units. No repurchases have been made under the NCIB as at the date of this MD&A.
In December 2016, the partnership issued eight million LP Units at $25 per unit, for gross proceeds of $200 million before $8 million in equity issuance costs. Concurrently, Holding LP issued eight million Redemption-Exchange Units to Brookfield for proceeds of $192 million. The unit offering resulted in a decrease in Brookfield's ownership in the partnership from 79% to 75%. As at June 30, 2017 and December 31, 2016, the total number of partnership units outstanding are as follows:

UNITS	June 30, 2017	December 31, 2016
GP Units	4	4
LP Units	51,845,298	51,845,298
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	56,150,497	56,150,497
Special LP Units	4	4
There have been no changes in partnership units since June 30, 2017.
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

The following table presents Company EBITDA and Company FFO for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$4,870	$2,008	$6,804	$3,685
Direct operating costs	(4,673)	(1,865)	(6,547)	(3,434)
General and administrative expenses	(76)	(64)	(138)	(126)
Equity accounted Company EBITDA	24	46	42	108
Company EBITDA attributable to others (1)	(91)	(59)	(114)	(116)
Company EBITDA (2)	$54	$66	$47	$117
Realized disposition gains	9	28	281	28
Interest expense	(50)	(23)	(69)	(47)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	(5)	(2)	(11)
Current income taxes	(4)	(7)	—	(10)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	35	(1)	(119)	18
Company FFO (2)	$43	$58	$138	$95
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

For the three and six months ended June 30, 2017, we reported Company EBITDA of $54 million and $47 million, respectively, a decrease of $12 million and $70 million, respectively, compared to the three and six months ended June 30, 2016. Company EBITDA decreased compared to the same period in 2016, primarily due to lower results in our construction services operations and management and corporate expenses incurred during the three and six months ended June 30, 2017. This decrease was partially offset by an increased contribution from our industrial operations segment. The industrial operations segment benefited from both the acquisition of BRK Ambiental in April 2017, which contributed $7 million of Company EBITDA, net of one time transaction costs, for the three months ended June 30, 2017, as well as improved performance from our graphite electrode manufacturing business and our palladium mining operation, which together, contributed an additional $8 million to Company EBITDA when compared to the three months ended June 30, 2016. Company EBITDA for the six months ended June 30, 2017 compared to the same period in 2016 decreased as a result of the aforementioned variances as well as a decrease in equity accounted income, primarily resulting from the reorganization of the ownership group and a partial sell down of our Western Australian energy operations.
For the three months ended June 30, 2017, we reported Company FFO of $43 million, a decrease of $15 million relative to the three months ended June 30, 2016. In addition to the aforementioned lower Company EBITDA, the decrease in Company FFO compared to the same period in 2016 is primarily due to higher finance costs from the increase in borrowings related to our two new acquisitions in the second quarter of 2017, as well as the fact that Company FFO in the prior period benefited from $28 million of realized disposition gains on the sale of investments.
For the six months ended June 30, 2017, we reported Company FFO of $138 million, an increase of $43 million relative to the six months ended June 30, 2016. Company FFO benefited from the disposition of our bath and shower products manufacturing business in January 2017, resulting in a realized gain of $233 million, or $92 million attributable to unitholders before taxes. We also disposed of debt securities held as available for sale investments in our energy segment, recognizing a realized gain of $36 million, or $10 million attributable to unitholders in the first quarter of 2017. Within our industrial operations segment, we sold assets within the infrastructure support business for a realized gain of $5 million, or $1 million attributable to unitholders in the first quarter of 2017.

Construction Services
The following table presents Company EBITDA and Company FFO for our construction services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$1,125	$1,119	$2,141	$2,007
Direct operating costs	(1,104)	(1,082)	(2,124)	(1,938)
General and administrative expenses	(11)	(10)	(22)	(20)
Equity accounted Company EBITDA	—	—	—	—
Company EBITDA attributable to others (1)	—	—	1	—
Company EBITDA (2)	$10	$27	$(4)	$49
Realized disposition gain, net	—	—	2	—
Interest expense	—	(1)	—	(1)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	2	(1)	12	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	(1)	—
Company FFO (2)	$12	$25	$9	$47
The following table presents equity attributable to unitholders for our construction services segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Total assets	$2,497	$2,275
Total liabilities	1,549	1,389
Interests of others in operating subsidiaries (1)	—	9
Equity attributable to unitholders (2)	948	877
Total equity	$948	$886
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

Comparison of the Three and Six Months Ended June 30, 2017 and 2016
We continue to turn over a high volume of work across our global operations, resulting in revenue increasing by 1% to $1,125 million for the three months ended June 30, 2017, compared to $1,119 million for the three months ended June 30, 2016, and by 7% to $2,141 million for the six months ended June 30, 2017, compared to $2,007 million, for the six months ended June 30, 2016. The revenue contribution on a regional basis for the three months ended June 30, 2017 was as follows: Australia 53% (2016 - 51%); U.K. 34% (2016 - 32%); the Middle East 12% (2016 - 14%); and Other 1% (2016 - 3%).
For the three months ended June 30, 2017, our construction services operations contributed Company EBITDA of $10 million. Our operations continue to benefit from a higher level of regional diversification and turnover; however, Company EBITDA decreased primarily as we increased our estimate of future costs to complete one Australian project during the period. In addition, Company EBITDA for the three months ended June 30, 2016, included a $5 million one-time project settlement fee. Company EBITDA for the six months ended June 30, 2017 decreased by $53 million to a deficit of $4 million from $49 million in the prior period. The decrease is primarily a result of margin downgrades on select projects recorded in the first and second quarter of 2017, more than offsetting the benefit of higher turnover. In addition, Company EBITDA for the three months ended June 30, 2016 included a $5 million one-time project settlement fee.

Company FFO for the three and six months ended June 30, 2017 was $12 million and $9 million, respectively, a decrease of $13 million and $38 million, respectively, when compared to the same periods in the prior year. The decrease is due to the aforementioned margin downgrades and delays incurred on select projects, partially offset by cost savings from changes in our organizational structure following the formation of the partnership.
As at June 30, 2017, we have 104 projects under active construction; our backlog remains strong at $7.4 billion (2016 - $7.3 billion) and represents approximately 1.7 years of work. The business continues to win jobs at targeted margins, securing approximately $1 billion of new work in the current quarter, including two office towers in Melbourne and Sydney, Australia. We are also in advanced negotiations on several large projects across our portfolio, and are preferred bidders on an substantial amount of work, which, if successful, will further bolster backlog levels throughout the remainder of the year.
Maintenance and growth capital expenditures for the three months ended June 30, 2017 were $nil and $6 million compared to $3 million and $1 million in the same period of the prior year and predominantly consist of equipment purchases for utilization on our construction projects across our regions.
Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$3,273	$482	$3,889	$933
Direct operating costs	(3,207)	(429)	(3,790)	(847)
General and administrative expenses	(30)	(26)	(53)	(50)
Equity accounted Company EBITDA	11	7	15	10
Company EBITDA attributable to others (1)	(26)	(14)	(40)	(20)
Company EBITDA (2)	$21	$20	$21	$26
Realized disposition gain, net	1	—	6	—
Interest expense	(9)	(3)	(13)	(7)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	(4)	(4)	(4)	(6)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	8	2	11	4
Company FFO (2)	$17	$15	$21	$17
The following table presents equity attributable to the unitholders for our business services segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Total assets	$4,212	$1,690
Total liabilities	3,503	1,068
Interests of others in operating subsidiaries (1)	331	265
Equity attributable to unitholders (2)	378	357
Total equity	$709	$622
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

Comparison of the Three and Six Months Ended June 30, 2017 and 2016
Revenue from our business services segment for the three months ended June 30, 2017 was $3,273 million, an increase of $2,791 million compared to revenues in the same period in 2016 of $482 million. Direct operating costs increased by $2,778 million, to $3,207 million for the three months ended June 30, 2017, from $429 million in the same period in 2016. For the six months ended June 30, 2017, revenue increased by $2,956 million to $3,889 million, while direct operating costs increased by $2,943 million to $3,790 million, compared to the same period in 2016. The increase in revenue and direct costs is primarily due to our acquisition of Greenergy on May 10, 2017. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer. This flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business.
Company EBITDA in our business services segment was $1 million higher for the three months ended June 30, 2017, and $5 million lower for the six months ended June 30, 2017, when compared to the three and six months ended June 30, 2016. The increase in Company EBITDA for the three months ended June 30, 2017 was primarily due to the lower contribution from our financial advisory service business, which was more than offset by a higher contribution from our residential real estate brokerage operations, including a one time fee settlement in our U.S. operation. The decrease in Company EBITDA for the six months ended June 30, 2017, when compared to the prior year, was primarily due to the aforementioned variances as well as a further reduction in revenue from our financial advisory service business in the first quarter of 2017.
For the three and six months ended June 30, 2017, Company FFO from our business services segment was $17 million and $21 million respectively, an increase of $2 million and $4 million, respectively, when compared to the three and six months ended June 30, 2016. The increase of $2 million in Company FFO for the three months ended June 30, 2017, compared to the prior year, resulted from high interest expense due to increased borrowings related to the acquisition of Greenergy being more than offset by a realized gain on the sale of an investment security in the quarter. The decrease in Company EBITDA for the six months ended June 30, 2017 was more than offset by a realized gain of $5 million on the strategic sale of certain client contracts in our relocation services business during the first quarter of 2017.
Maintenance and growth capital expenditures are immaterial for this segment, as these businesses are generally not capital intensive.
Energy
The following table presents Company EBITDA and Company FFO for our energy segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$64	$63	$133	$129
Direct operating costs	(45)	(44)	(96)	(87)
General and administrative expenses	(4)	(4)	(8)	(8)
Equity accounted Company EBITDA	12	39	26	98
Company EBITDA attributable to others (1)	(12)	(38)	(24)	(93)
Company EBITDA (2)	$15	$16	$31	$39
Realized disposition gain, net	—	19	36	19
Interest expense	(7)	(7)	(13)	(15)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	(5)	(2)	(11)
Current income taxes	—	—	(1)	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	4	(6)	(20)	4
Company FFO (2)	$11	$17	$31	$35

The following table presents equity attributable to unitholders for our energy segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Total assets	$1,382	$1,596
Total liabilities	596	769
Interests of others in operating subsidiaries (1)	468	483
Equity attributable to unitholders (2)	318	344
Total equity	$786	$827
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

Comparison of the Three and Six Months Ended June 30, 2017 and 2016
Revenue from our energy segment for the three months ended June 30, 2017 was $64 million, representing an increase of $1 million compared to the same period in 2016 of $63 million. Direct operating costs increased by $1 million, to $45 million for the three months ended June 30, 2017, from $44 million in the same period in 2016. The increase in revenue was primarily from our Canadian energy operations, due to the higher prices relative to the same period in the prior year. Our realized natural gas pricing was 76% higher during the three months ended June 30, 2017, compared to the three months ended June 30, 2016, while production was marginally lower. This increase was partially offset by lower contributions from investment securities. For the six months ended June 30, 2017, revenue from the segment was $133 million, representing an increase of $4 million, while direct operating costs increased by $9 million, to $96 million, when compared to the same period in 2016. This increase was primarily due to the same factors that were noted for the increase in revenue for the three months ended June 30, 2017.
Company EBITDA in our energy segment was $15 million for the three months ended June 30, 2017, compared to $16 million for the three months ended June 30, 2016. Equity accounted Company EBITDA for the three months ended June 30, 2017 was lower than the prior period primarily due to the reorganization of the ownership group and partial sell down to institutional partners of out Western Australia energy operations in the latter half of 2016. This was partially offset by a higher contribution from our Canadian energy operations when compared to the prior period due to the higher commodity prices as previously mentioned. For the six months ended June 30, 2017, Company EBITDA in our energy segment was $31 million compared to $39 million for the six months ended June 30, 2016. The decrease was due primarily due to the aforementioned sell down of a portion of our Western Australian energy operations.
Company FFO in our energy segment was $11 million for the three months ended June 30, 2017, compared to $17 million for the three months ended June 30, 2016. In addition to the decrease in Company EBITDA for the three months ended June 30, 2017 noted above, Company FFO decreased further when compared to the same period in the prior year, as the prior period benefited from the disposition of investment securities, resulting in net realized disposition gains of $6 million attributable to unitholders ($19 million including the amount attributable to others). This was partially offset by lower equity accounted taxes and interest primarily due to the aforementioned reorganization and sell down of a portion of our Western Australian energy operations. For the six months ended June 30, 2017, Company FFO in our energy segment was $31 million compared to $35 million for the six months ended June 30, 2016. The decrease in Company EBITDA for the six months ended June 30, 2017 noted above was partially offset by a lower equity accounted interest expense due to the previously mentioned sell down of a portion of our Western Australian energy operations. In addition, the six months ended June 30, 2017 included net realized disposition gains on the disposition of investment securities of $10 million attributable to unitholders compared to $6 million attributable to unitholders in the same period in the prior year.
Our consolidated energy operations, excluding equity accounted investments, had maintenance and growth capital expenditures for the three months ended June 30, 2017 of $5 million and $nil, respectively, compared to $4 million and $nil, respectively, in the same period in 2016.
Industrial Operations
The following table presents Company EBITDA and Company FFO for our industrial operations segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$406	$344	$637	$616
Direct operating costs	(316)	(309)	(535)	(561)
General and administrative expenses	(22)	(24)	(37)	(48)
Equity accounted Company EBITDA	1	—	1	—
Company EBITDA attributable to others (1)	(53)	(7)	(51)	(3)
Company EBITDA (2)	$16	$4	$15	$4
Realized disposition gain, net	8	9	237	9
Interest expense	(34)	(12)	(43)	(24)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	(5)	(2)	(13)	(2)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	23	3	(109)	10
Company FFO (2)	$8	$2	$87	$(3)
The following table presents equity attributable to the parent company for our industrial operations segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Total assets	$5,891	$2,047
Total liabilities	3,398	895
Interests of others in operating subsidiaries (1)	1,955	780
Equity attributable to unitholders (2)	538	372
Total equity	$2,493	$1,152
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

Comparison of the Three and Six Months Ended June 30, 2017 and 2016
Revenue from our industrial operations segment for the three months ended June 30, 2017 was $406 million, representing an increase of $62 million compared to the same period in 2016 of $344 million. Direct operating costs increased by $7 million, to $316 million for the three months ended June 30, 2017, from $309 million in the same period in 2016. The increase in revenue and direct operating costs is primarily due to our acquisition of BRK Ambiental, partially offset by the sale of our bath and shower products manufacturing business in January 2017, which had contributed $83 million of revenue and $66 million of direct operating costs for the three months ended June 30, 2016. BRK Ambiental contributed $130 million to revenues and $87 million to direct operating costs during the three months ended June 30, 2017. For the six months ended June 30, 2017, revenue from the segment was $637 million, representing an increase of $21 million, while direct operating costs decreased by $26 million, to $535 million, compared to the same period in 2016. The increase in revenue is due to the aforementioned acquisition of BRK Ambiental, partially offset by the sale of our bath and shower products manufacturing business. Direct costs decreased due to the sale of our bath and shower products manufacturing business, which had contributed $125 million of direct costs for the six months ended June 30, 2016, partially offset by the acquisition of BRK Ambiental.
Company EBITDA in our industrial operations segment increased by $12 million for the three months ended June 30, 2017, compared to the three months ended June 30, 2016. The increase is primarily due to improved performance of our graphite electrode manufacturing business, which benefited from lower costs in the quarter, and from increased sales volume and pricing at our palladium mining operations. The acquisition of BRK Ambiental contributed $7 million to Company EBITDA during the quarter, including one time transaction costs on the acquisition of $4 million and our palladium mining operation, partially offset by the sale of our bath and shower products manufacturing business. For the six months ended June 30, 2017, Company EBITDA in our industrials operations segment was $15 million compared to $4 million for the six months ended June 30, 2016. This increase was due to the same factors as noted for the three months ended June 30, 2017.
Company FFO in our industrial operations segment was $8 million for the three months ended June 30, 2017, compared to $2 million for the three months ended June 30, 2016. Interest expense increased by $22 million for three months ended June 30, 2017 due to the acquisition of BRK Ambiental. Company FFO for the three months ended June 30, 2017 benefited from gains of $8 million ($3 million attributable to unitholders) mainly due to the disposition of investment securities, compared to gains of $9 million ($3 million attributable to unitholders) for the three months ended June 30, 2016. For the six months ended June 30, 2017, Company FFO in our industrial operations segment was $87 million compared to negative $3 million for the six months ended June 30, 2016, an increase of $90 million. Company FFO for the six months ended June 30, 2017 includes a net gain of $92 million attributable to unitholders resulting from the sale of our bath and shower products manufacturing business in January 2017, as well as current income taxes related to the disposal of $8 million.
Maintenance and growth capital expenditures for the three months ended June 30, 2017 were $11 million and $3 million respectively, compared to $21 million and $3 million in the same period of the prior year. The capital expenditure is primarily in our graphite electrode manufacturing and palladium mining operations.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$2	$—	$4	$—
Direct operating costs	(1)	(1)	(2)	(1)
General and administrative expenses	(9)	—	(18)	—
Equity accounted Company EBITDA	—	—	—	—
Company EBITDA attributable to others (1)	—	—	—	—
Company EBITDA (2)	$(8)	$(1)	$(16)	$(1)
Realized disposition gain, net	—	—	—	—
Interest expense	—	—	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	3	—	6	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	—	—
Company FFO (2)	$(5)	$(1)	$(10)	$(1)
The following table presents equity attributable to unitholders for our corporate and other segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Total assets	$410	$585
Total liabilities	32	34
Interests of others in operating subsidiaries (1)	—	—
Equity attributable to unitholders (2)	378	551
Total equity	$378	$551
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company for the period prior to spin-off on June 20, 2016, and to LP unitholders, GP unitholders, and Redemption-Exchange unitholders for the periods post spin-off. For the three and six months ended June 30, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our market value, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three and six months ended June 30, 2017 were $7 million and $13 million respectively. General and administrative costs relate to corporate expenses, including audit and director fees.
As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. In December 2016, the partnership entered into a one-time deposit agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms. As at June 30, 2017, the amount of the deposit was $388 million and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to the parent company.

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$4,870	$2,008	$6,804	$3,685
Direct operating costs	(4,673)	(1,865)	(6,547)	(3,434)
General and administrative expenses	(76)	(64)	(138)	(126)
Equity accounted investment Company EBITDA (1)	24	46	42	108
Company EBITDA attributable to others (2)	(91)	(59)	(114)	(116)
Company EBITDA	$54	$66	$47	$117
Realized disposition gains	9	28	281	28
Interest expense	(50)	(23)	(69)	(47)
Equity accounted current taxes and interest (1)	(1)	(5)	(2)	(11)
Current income taxes	(4)	(7)	—	(10)
Company FFO attributable to others (2)	35	(1)	(119)	18
Company FFO	$43	$58	$138	$95
Depreciation and amortization	(88)	(76)	(153)	(148)
Impairment expense, net	(23)	(106)	(30)	(106)
Gain on acquisition and disposition	—	—	—	—
Other income (expenses), net	(9)	(21)	5	(31)
Deferred income taxes	4	15	—	22
Non-cash items attributable to equity accounted investments (1)	(9)	(21)	(16)	(50)
Non-cash items attributable to others (2)	76	118	116	180
Net income attributable to unitholders (3)	$(6)	$(33)	$60	$(38)
____________________________________

(1)
The sum of these amounts equate to equity accounted income of $14 million, and $24 million, as per IFRS statement of operating results for the three and six months ended June 30, 2017, respectively, and equity accounted income of $20 million, and $47 million, for the three and six months ended June 30, 2016, respectively.

(2)
Total cash and non-cash items attributable to the interest of others equals net loss of $20 million, and $117 million, as per IFRS statement of operating results for the three and six months ended June 30, 2017, respectively, and net loss of $58 million, and $82 million, for the three and six months ended June 30, 2016, respectively.

(3)	Attributable to LP unitholders, GP unitholders post spin-off, Redemption-Exchange unitholders, and to parent company prior to the spin-off.
The following table reconciles equity attributable to LP Units, GP Units, the parent company, Redemption-Exchange Units, preferred shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ Millions)	June 30, 2017	December 31, 2016
Limited partners	$1,234	$1,206
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield (1)	1,326	1,295
Equity attributable to unitholders	$2,560	$2,501
____________________________________

(1)	Attributable to LP unitholders, GP unitholders, Redemption-Exchange unitholders post spin-off.

The following table presents equity attributable to unitholders by segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
June 30, 2017	$948	$378	$318	$538	$378	$2,560
December 31, 2016	$877	$357	$344	$372	$551	$2,501
Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the remainder of the year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Developments in Our Business" section of this MD&A details recent acquisitions completed by the partnership.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In December 2016, we issued eight million LP Units and eight million Redemption-Exchange Units to Brookfield for aggregate net proceeds of $384 million. In addition, we pursue opportunities to monetize mature businesses where we believe we can redeploy capital into higher returning opportunities. The disposition of our bath and shower products manufacturing business in January 2017 provided approximately $140 million of additional liquidity attributable to the partnership.
The following table presents borrowings by segment as at June 30, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
June 30, 2017	$7	$903	$365	$1,934	$—	$3,209
December 31, 2016	$7	$472	$545	$527	$—	$1,551
As at June 30, 2017, the partnership had outstanding debt of $3,209 million as compared to $1,551 million as at December 31, 2016. The borrowings consist of the following:

(US$ Millions)	June 30, 2017	December 31, 2016
Term loans and credit facilities	$1,509	$1,091
Project financing	633	—
Debentures	635	—
Securitization program	208	238
Senior notes	224	222
Total Borrowings	$3,209	$1,551
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $3,209 million as at June 30, 2017, compared to $1,551 million at December 31, 2016. The increase of $1,658 million was primarily due to the acquisition of BRK Ambiental, which added approximately $1,339 million of debt, the majority of which is project level financing and debentures with equity support agreements at the BRK Ambiental level.
We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-22 years. The weighted average maturity at June 30, 2017 was 5.6 years and the weighted average interest rate on debt outstanding was

7.2%. As at June 30, 2017, the maximum borrowing capacity of our credit facilities at the operations and other subsidiaries level was $5.2 billion, of which $3.2 billion was drawn.
The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt-to-EBITDA ratios. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business' receivables. The partnership was in compliance with the covenants under the securitization program as at June 30, 2017.
Our graphite electrode manufacturing operation has senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as at June 30, 2017. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020.
On June 20, 2016, we entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. As at June 30, 2017, $nil has been drawn under these credit facilities.
Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities are available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.
The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.
The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.
In August 2016, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two year term, with a one year extension and will be used for general corporate purposes. In May 2017, the credit facility’s maturity date was amended and extended by one year to 2019, effective August 2017. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. As at June 30, 2017 there was $nil drawn on this facility.

The table below outlines the partnership's consolidated net debt to capitalization as at June 30, 2017 and December 31, 2016:

(US$ Millions)	June 30, 2017	December 31, 2016
Borrowings	$3,209	$1,551
Cash and cash equivalents	(1,045)	(1,050)
Net debt	2,164	501
Total equity	5,314	4,038
Total capital and net debt	$7,478	$4,539
Net debt to capitalization ratio	28.9%	11.0%
The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis.
On August 4, 2017, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on September 29, 2017 to unitholders of record as at the close of business on August 31, 2017. In addition, on August 4, 2017, the Board of Directors, on behalf of the partnership, in its capacity as the general partner of Brookfield Business L.P. ("Holding LP"), declared a dividend of $6.3 million per special LP unit of Holding LP, payable on September 29, 2017. This amount represents the payment to Brookfield of an incentive distribution of approximately $25 million, as the market value of our units exceeded the incentive distribution threshold of $25/unit. The forward incentive distribution threshold is $26.17/unit.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
As at June 30, 2017, we had cash and cash equivalents of $1,045 million, compared to $1,050 million as at December 31, 2016. The net cash flows for the six months ended June 30, 2017 and 2016 were as follows:

	Six Months Ended June 30,
(US$ Millions)	2017	2016
Cash flows provided by operating activities	$34	$138
Cash flows provided by (used in) investing activities	(710)	(138)
Cash flows provided by (used in) financing activities	672	354
Effect of foreign exchange rates on cash	(1)	1
	$(5)	$355
Cash Flow Provided by Operating Activities
Total cash flow provided by operating activities for the six months ended June 30, 2017 was $34 million compared to $138 million provided for the six months ended June 30, 2016. The cash provided by operating activities during the six months ended June 30, 2017 was primarily attributable to reductions in net working capital in our industrial operations and energy segments, which was partially offset by an increase in net working capital in our business services and construction services operations.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $710 million for the six months ended June 30, 2017, compared to $138 million used during the six months ended June 30, 2016. Our investing activities were primarily related to the acquisitions within our business services and industrial operations segment offset by the disposition of our bath and shower products manufacturing business and debt securities in our energy segment.
Cash Flow Provided by (Used in) Financing Activities
Total cash flow provided by financing activities was $672 million for the six months ended June 30, 2017, compared to $354 million cash flow provided by financing activities for the six months ended June 30, 2016. During the six months ended June 30, 2017, borrowings net of repayments were $299 million, and capital net of distributions, provided by others with interests in our operating subsidiaries was $387 million.

Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2017, the total outstanding amount was approximately $1.5 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
From time to time we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017 at our construction business, a customer called on our advance payment bank guarantee, for an amount of approximately $32 million associated with a project in the Middle East. The partnership does not believe this is justified, is pursuing litigation and were successful in blocking the injunction. No provision has been recorded at this point in time, as the amount cannot be measured and is not probable.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnerships strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnerships foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our hedged position in foreign currencies as at June 30, 2017:

	Net Investment Hedges
(US$ Millions)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$764	$518	$523	$372	$263	$70	$50
FX Contracts — US$	702	(198)	(486)	—	(18)	—	—
As at June 30, 2017, we had hedges in place equal to approximately 39% of our net equity investment in foreign currencies. Our primary unhedged exposure relates to our Brazilian Real investment and some of our Canadian operations where natural hedges exist within the businesses. For the three and six months ended June 30, 2017, we recorded loss in comprehensive income of $15 million and $46 million, respectively, related to these contracts.
Contractual Obligations
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at June 30, 2017:

	Payments as at June 30, 2017
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$3,227	$810	$1,003	$814	$600
Finance lease obligations	16	8	6	2	—
Operating leases	574	88	68	147	271
Interest expense	93	42	23	28	—
Decommissioning liabilities	946	3	3	9	931
Pension obligations	120	8	12	36	64
Obligations under agreements	192	30	25	69	68
Total	$5,168	$989	$1,140	$1,105	$1,934
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 in the interim financial statements.

Subsequent Events
Subsequent to June 30, 2017, the partnership was party to a number of subsequent events as described in Note 24 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing the interim financial statements are outlined below.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2016, 2015 and for the years ended December 31, 2016, 2015 and 2014.
Business Combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as at the reporting date.
Determination of Control
We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of the partnership's returns.
In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.
Common Control Transactions
IFRS 3, Business Combinations, does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
Revenue Recognition
Certain of the partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.
Financial Instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of the partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning Liabilities
Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Oil and Gas Properties
The process of estimating the partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of the partnership's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.
Other
Other estimates and assumptions utilized in the preparation of the partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at BRK Ambiental, for which control was acquired on April 25, 2017, and Greenergy Fuels Holdings Ltd., for which control was acquired on May 10, 2017. The financial statements of these entities constitute 45% of total assets, 29% of net assets, 42% of revenue and (3%) of net income of the consolidated financial statements of our partnership as of and for the six month period ending June 30, 2017.

Future Changes in Accounting Policies
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. The partnership has developed a detailed transition plan to implement IFRS 15. The partnership has substantially completed the assessment phase and has also commenced the impact assessment. The partnership has concluded on a preliminary basis to use the modified retrospective approach on transition date, in which a cumulative catch-up adjustment will be recorded through equity upon initial adoption. Additionally, we continue to monitor international developments of the standard as a component of our impact evaluation.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership is at the assessment phase and has compiled an inventory of all of its financial instruments. The partnership has started to identify where change in classification for certain financial asset will be required on transition.
Leases
IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its consolidated financial statements.
New Accounting Policies Adopted
Income taxes
In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments did not have a significant impact on the unaudited interim condensed consolidated financial statements.
Disclosures — Statement of cash flows
In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will be applied on the annual consolidated financial statements with no comparatives required.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS